Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

April 10, 2017

Executive Board’s statement to the request for additions to the agenda

In the letter received by Linde AG (Linde) on 7 April 2017, the shareholders Aberdeen Asset Management, BayernInvest Kapitalverwaltungsgesellschaft mbH, BayernInvest Luxembourg S. A. and Dr. Elisabeth Riedel, each of them represented by Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW), demanded that the following items be added to the agenda for the General Meeting on 10 May 2017:

1	The Executive Board is hereby authorised to enter into discussions with Praxair, Inc. regarding the proposed combination and to undertake all actions necessary to complete the transaction.

2	If the Business Combination Agreement is already executed: the Business Combination Agreement is hereby approved.

3	If the Business Combination Agreement will be executed at a later date: the Business Combination Agreement is explicitly subject to an approval by the Linde shareholders’ meeting.

This demand is not to be complied with.

Such a merger with Praxair, Inc. (Praxair) would of course be of significant importance for our shareholders. After careful consideration, we do not see any legal basis requiring a shareholder approval to initiate or continue discussions with Praxair or to conclude the Business Combination Agreement mapping out the way towards such a combination. In response to a previous request by DSW in early March, Linde has explained in detail the reasons why, in the Executive Board’s view, there is no competence of the shareholders’ meeting to decide on these matters. We summarize these reasons once again as follows:

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It should be noted, first of all, that the applicants also share the view that there is no mandatory requirement for a shareholder approval. However, it is correct that the German Federal Supreme Court (Bundesgerichtshof) has accepted in two decisions a competence of the shareholders’ meeting in exceptional cases of fundamental structural changes at the company’s level. In the later so-called “Gelatine” decision the German Federal Supreme Court has emphasized that in light of the well-balanced division of powers in the German stock corporation unwritten competences of the shareholders’ meeting are accepted but only in “exceptional and in very limited cases”. These cases related to a spin-off and a contribution by which material assets of the company were transferred to another legal entity. In consequence such transfer of assets to direct or indirect subsidiaries derogated (“mediated”) shareholder rights with respect to the transferred assets which were then subject to direct influence of the transferee’s management. However, the proposed combination with Praxair is in no way comparable to these cases.

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In case of a combination with Praxair, the proposed structure of the transaction is that the new holding company would make a public offer to the shareholders of Linde. On the basis of this exchange offer, each Linde shareholder would be able to make an independent and direct decision as to whether to accept the exchange offer and become a shareholder of the new holding company in the course of the proposed combination with Praxair. In the course of this exchange offer, the Linde shareholders would receive extensive written documents in accordance with the applicable legal provisions. These documents would first be fully reviewed and approved in Germany by the Federal Financial Supervisory Authority (BaFin). Therefore, each shareholder will be free to decide on a properly informed basis. It is, thus, not true, that Linde shareholders would not have a “real choice”.

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The execution of the Business Combination Agreement as such would not conclude the combination between Linde and Praxair. Such a conclusion requires, inter alia, the described exchange offer to be successful on the Linde side which in particular implies that the exchange offer is accepted for at least a qualified majority (presumably 75%) of all outstanding Linde shares. However, as opposed, for example, to a merger, this qualified majority at the General Meeting does not decide with effect for all shareholders. Therefore, even if a qualified majority of Linde shareholder would accept the exchange offer, not a single Linde shareholder will be forced to exchange his shares. This ensures that the transaction will only take effect if it is supported by the shareholders holding a majority of the Linde shares; the Executive Board may not enforce the merger against the holders of a majority of Linde shares.

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The exchange offer of the new holding company would itself – in contrast to the “Holzmüller” and “Gelatine” cases relied on by the applicants – not lead to any structural changes at the level of Linde AG. It would instead only affect the (future) Linde shareholders, however, as already discussed, each shareholder would decide this individually.

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Linde remains unaffected by the Business Combination Agreement and the exchange offer. Such measures will not provide for any transfer of assets. Any rights of Linde shareholders will by no means be mediated. Governance structures of Linde will remain unaffected. The corporate seat and the operational headquarters of Linde will remain in Munich. Immediate changes which concern the seat, structure or assets of Linde itself would require further measures, which of course would be executed in accordance with all legal requirements; in particular required approval at a shareholder’s meeting would be obtained.

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Also, recent similar merger of equals by way of a Business Combination Agreement and public exchange offer support our opinion. Our view accords with current market practice which demonstrates that the conclusion of a Business Combination Agreement does not require the approval of the shareholders’ meeting.

Naturally, management will report in detail at the General Meeting about the status of the proposed combination, and will answer questions. No separate item need be included for this in the Agenda.

Munich, 10 April 2017

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations.  The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on themarket price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.